  Exhibit 99.1

High Tide Reports Third Consecutive Quarter of Record Revenue and Adjusted EBITDA of $118.1 Million and $6.6 Million, Respectively

The Company Achieved Significant Sequential Improvement in Cost Reduction in Line With Its Goal to Achieve Positive Free Cash Flow by the End of This Calendar Year

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short-form base shelf prospectus dated April 22, 2021.

  13th Straight Quarter of Positive Adjusted EBITDA, Representing a 174% Increase Year-Over-Year and 20% Sequentially, Driven by Significant Cost Reductions in General and Administrative Expenses
  High Tide Reaches 9.5% of Canadian Cannabis Retail Market Share Outside of Quebec1, Up From 9% in the Previous Quarter
  Same-Store Sales Increased by 30% Year-Over-Year and 1% Sequentially. Calculated Daily Same-Store Sales Increased by 5%, as There Were Three Fewer Days in the Quarter, Representing the Seventh Consecutive Quarter of Same-Store Sales Growth
  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars2
  Canna Cabana Continues to be the Largest Non-Franchised Cannabis Retailer in Canada With 153 Locations and Surpasses 1,040,000 Cabana Club Members, While High Tide's Global Customer Database Exceeds 4.5 Million

CALGARY, AB, June 14, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, released today its financial results for the second fiscal quarter of 2023 ended April 30, 2023, the highlights of which are included in this news release. The full set of consolidated financial statements for the three and six months ended April 30, 2023, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

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[1] Based on Statistics Canada for the months of February 2023 March 2023 and Hifyre data for April 2023, not including the province of Quebec.

[2] Based on reporting by New Cannabis Ventures as of May 15, 2023. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

Second Fiscal Quarter 2023 – Financial Highlights:

  Revenue increased to $118.1 million in the second fiscal quarter of 2023 compared to $81.0 million during the same period in 2022, representing an increase of 46% year-over-year and was consistent with the previous quarter. Note that the second fiscal quarter of 2023 had three fewer days and is a seasonally slower quarter when compared to the first fiscal quarter of 2023
  Gross profit increased to $31.6 million in the second fiscal quarter of 2023 compared to $22.7 million during the same period in 2022, representing an increase of 39% year-over-year and was down 2% sequentially as there were 3% fewer days
  Gross profit margin in the three months ended April 30, 2023, was 27%, consistent with the previous three quarters. The Company notes that gross margins earned in its bricks-and-mortar stores ticked higher sequentially
  Adjusted EBITDA increased to $6.6 million in the second fiscal quarter of 2023 compared to $2.4 million during the same period in 2022, representing increases of 174% year-over-year and 20% sequentially3
  Continued cost-saving measures implemented by the Company resulted in a decrease in general and administrative expenses as a percentage of revenue to 5% in the second fiscal quarter of 2023, an improvement from 7% in the second fiscal quarter of 2022 and 6% sequentially
  Salaries, wages and benefits represented 12% of revenue in the second fiscal quarter of 2023, consistent with the prior four quarters
  Cabanalytics data sales were $6.4 million in the second fiscal quarter of 2023 compared to $5.1 million for the same quarter last year. Sequentially, Cabanalytics data sales decreased by 3%
  For locations operational throughout the second fiscal quarter of 2023 and 2022, same-store sales significantly increased by 30% year-over-year. Sequentially, same-store sales increased by 1%. Calculated daily, same-store sales increased by 5%, as there were 3 fewer days in the quarter, representing the seventh consecutive quarter of same-store sales growth
  The Company continued the rollout of ELITE, the first-of-its-kind cannabis paid loyalty program in Canada, with membership reaching over 13,500 as of June 14, 2023 representing a 42% increase since March 17, 2023
  Loss from operations improved to ($2.6) million in the second fiscal quarter of 2023, compared to ($7.6) million during the same period in 2022, and ($3.9) million sequentially, representing a reduction in losses of 65% and 33% respectively
  Net loss improved to ($1.6) million in the second fiscal quarter of 2023, compared to ($8.3) million during the same period in 2022 and ($3.9) million sequentially, representing reductions in net losses of 81% and 59%, respectively
  The Company generated fully diluted earnings per share of ($0.02) in the second fiscal quarter of 2023, compared to ($0.14) during the same period in 2022 and ($0.05) sequentially, representing improvements of 86% and 60%, respectively
  Free cash flow was ($2.0) million in the second fiscal quarter of 2023 compared to ($0.8) million in the first fiscal quarter of 2023. Importantly, this includes a meaningful reduction of $6.8 million dollars in accounts payable and accrued liabilities during the second fiscal quarter. Free cash flow also represented a 66% improvement versus ($5.8) million in the second fiscal quarter of 20224
  Cash on hand as of April 30, 2023, totalled $22.5 million
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[3] Adjusted EBITDA is a non-IFRS measure. This measure, as well as other non-IFRS measures reported by the Company, are defined in the EBITDA and Free Cash Flow sections of this news release.

"I'm delighted to report continued positive momentum in all aspects of our business, including the third consecutive quarter of record revenue generation and Adjusted EBITDA, despite this being a seasonally slower quarter and having three fewer days when compared to the previous quarter. Importantly, this growth was achieved organically, with gross margins remaining consistent. We accomplished this by continuing to focus on our business fundamentals through our superior retail concept, including expanding our higher margin white label offerings in Ontario, Manitoba and Saskatchewan, increasing customer adoption of our Fastendr kiosks across our Canadian bricks-and-mortar stores, driving meaningful cost savings in areas such as G&A expenses, and by temporarily scaling back on our aggressive growth strategy. We remain on track towards achieving our communicated goal of generating positive free cash flow by the end of calendar 2023. Our focus on operating efficiencies and the continued execution of our business plan has set us apart from many of our competitors, some of whom continue to experience significant operational and financial headwinds," said Raj Grover, President and Chief Executive Officer of High Tide.

"Our unique membership-based innovative discount club model has proven yet again to be superior strategically in both attracting and retaining new customers, having surpassed one million members in our Cabana Club loyalty program, which remains the largest cannabis bricks-and-mortar loyalty plan in Canada. ELITE, which is the next evolution of our discount club model, has experienced 42% growth since we last reported, strengthening our bottom line and solidifying our loyalty loop with our club members. Our bricks-and-mortar margins have increased by approximately 1% every quarter for the last 5 quarters, and we feel there is further opportunity to increase margins in most markets where we operate. Our same-store sales growth shows no sign of slowing down, as we saw a 5% sequential increase when calculated daily. While we are very proud to have achieved nearly 10% of the Canadian retail market share outside of Quebec, we believe there remains a significant opportunity to continue moving towards our goal of capturing 15% of this market. I consider these results a huge accomplishment given the extremely competitive market conditions in Canada, and full credit must go to our team, which I firmly believe is the best in the cannabis space," added Mr. Grover.

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[4] Free Cash Flow is a non-IFRS measure. This measure as well as other non-IFRS measures reported by the Company, are defined in the EBITDA and Free Cash Flow sections of this news release. The Company has adjusted how it calculates Free Cash Flow in this quarter and has provided a table of the calculations for the second fiscal quarter of 2022, the first fiscal quarter of 2023, and the second fiscal quarter of 2023 in its filing. The Company believes this new calculation more accurately represents the cash generation activities of the Company from ongoing operations and Free Cash Flow available for growth. See note (2) below in the Free Cash Flow sections of this news release for additional definitions and explanations.

Second Fiscal Quarter 2023 – Operational Highlights (February 1- April 30):

  The Company ranked 31st out of 500 on the Financial Times Americas' Fastest Growing Companies 2023 List and took the top spot in the retail category
  The Company announced that certain officers, directors, and consultants led by the Company's President and Chief Executive Officer, in the aggregate, acquired 258,921 common shares in the capital of High Tide on the open market between March 24 and March 29 at an average price of $1.59 per Common Share
  The Company presented virtually at the Sequire Cannabis & Psychedelics Conference
  Organic retail store expansion continued with 1 new Canna Cabana location opening in Edmonton, Alberta
  The Company continued the rollout of its higher-margin Cabana Cannabis Co products in Saskatchewan, Manitoba and Ontario, with 13 white label SKUs currently being sold in these markets
  The Company also announced that on April 20, 2023 '4/20', it generated over $2 million in total retail gross revenues across all retail platforms, representing a 64% increase from the previous Thursday. The Company's Canadian bricks-and-mortar stores reported a 46% increase, while sales across its e-commerce platforms (Grasscity.com, Smokecartel.com, Dailyhighclub.com, Dankstop.com, Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de) reported an increase of 216% over the previous Thursday
  The Company celebrated Earth Day 2023 by announcing it has contributed to the diversion of over 20,000 pounds of plastic waste from landfills through its partnership with [Re] Waste
  The Company maintained its status as the highest revenue-generating cannabis company in Canada²

Subsequent Events (May 1 - present):

  Memberships in the Cabana Club loyalty program have increased to over 1,040,000 from 550,000 an increase of 89% year-over-year and 7% sequentially
  ELITE memberships for the second fiscal quarter totalled over 13,500 members, representing an increase of 42% from 9,500 on March 17, 2023
  Organic retail store expansion continued with 1 new Canna Cabana location opening in Grande Prairie, Alberta
  The Company now sponsors 306 children internationally through World Vision as per its previously stated commitment to sponsor two children for every new store opened
  The Company announced that the founder of FABCBD exercised his put option for the remaining 20% of FABCBD not owned by High Tide. Accordingly, the Company acquired the remaining 20% ownership in FABCBD by issuing 386,035 common shares of High Tide valued at $747,827 on the basis of a deemed price per High Tide Share of $1.9372
  The Company welcomed the passage of Bill 10 by the Manitoba legislature resulting in the repeal of Manitoba's 6% Social Responsibility Fee on legal cannabis sales retroactive to January 1st, 2022

Selected financial information for the second quarter ended April 30, 2023:

(Expressed in thousands of Canadian Dollars)

	Three months ended April 30			Six Months Ended April 30
	2023	2022	Change	2023	2022	Change
	$	$		$	$
Revenue	118,136	81,031	46%	236,212	153,249	54%
Gross Profit	31,569	22,694	39%	63,751	45,676	40%
Gross Profit Margin	27%	28%	(1%)	27%	30%	(3%)
Total Operating Expenses	(34,211)	(30,272)	(13%)	(70,314)	(59,401)	(18%)
Adjusted EBITDA	6,589	2,401	174%	12,089	5,357	126%
Loss from Operations	(2,642)	(7,578)	65%	(6,563)	(13,725)	52%
Net loss	(1,568)	(8,277)	81%	(5,429)	(15,629)	65%
Loss per share (Basic)	(0.02)	(0.14)	86%	(0.07)	(0.28)	74%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended April 30		Six Months Ended April 30
	2023	2022	2023	2022
Net (loss) income	(1,568)	(8,277)	(5,430)	(15,629)
Income taxes (recovery)	(2,041)	(800)	(3,277)	(1,864)
Accretion and interest	1,759	1,541	3,572	3,092
Depreciation and amortization	7,699	7,627	15,685	14,738
EBITDA (1)	5,849	91	10,550	337
Foreign exchange loss (gain)	2	107	(13)	204
Transaction and acquisition costs	435	669	1,100	1,578
(Gain) loss revaluation of derivative liability	(1,288)	(728)	(2,549)	(1,253)
Loss (gain) on extinguishment of debenture	-	(133)	-	(115)
Impairment loss	-	-	-	89
Share-based compensation	1,532	2,353	2,968	4,255
Loss (gain) on revaluation of marketable securities	(19)	43	(27)	262
Gain on extinguishment of financial liability	78	-	60	-
Adjusted EBITDA (1)	6,589	2,401	12,089	5,356

Note:
(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Free Cash Flow (²)	Q2 2023	Q1 2023	Q2 2022
Net cash provided by (used in) operating activities	1,365	2,114	(2,236)
Sustaining Capex	(625)	(246)	(1,614)
Lease Liability Payments	(2,691)	(2,715)	(1,934)
Free Cash Flow	(1,951)	(846)	(5,784)

Note:
(2)	The Company defines free cash flow as net cash provided by (used in) operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS. The Company has revised how it calculates Free Cash Flow from the previously disclosed definition to further clarify for investors the subset of Capex that relates to growth versus sustaining Capex and to better reflect the cash flow generation from ongoing operations of the existing business. The Company believes this new calculation more accurately represents the cash generation activities of the Company from ongoing operations and Free Cash Flow available for growth. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities.

Outlook

High Tide is the market leader in Canadian bricks-and-mortar cannabis retail, with 153 locations operating across the country and a loyalty base exceeding 1,040,000 Cabana Club members. Having generated rising positive EBITDA for 13 straight quarters and with national market share outside Quebec approaching 10%, the Company is now working towards its goal of generating positive free cash flow by the end of calendar 2023. The Company expects this to be achieved by increasing same-store sales, continued incremental upward momentum in gross margins in its Canadian bricks-and-mortar business, and strong cost controls. The Company plans to roll out more white-label SKUs of its Cabana Cannabis Co. brand through the course of the year, which should be additive to gross margins. We are pleased with the initial uptake of Cabana ELITE, our premium paid membership offering, with over 13,500 customers having signed up to date. We expect this number to climb steadily in the coming quarters, which should add a recurring high-margin revenue line and further enhance customer loyalty.

High Tide's commitment to operational excellence, including its real estate strategy and its differentiated discount club model, has made it a clear standout in the industry which has unfortunately seen firms of all sizes struggle. The Company expects that this shakeout will likely continue over the coming 12 months as we pass the pivotal five-year anniversary of cannabis legalization and many expiring leases are not renewed. The Company currently plans to open more stores in the second half of calendar 2023 than in the first half of the year. However, considering the macro environment, this growth will still be relatively muted compared to its historical pace. Regarding potential future M&A, there is currently a heightened level of opportunities coming to market. While we continue to feel that our share price does not currently reflect the Company's true value, we continue to evaluate every opportunity. That said, we plan to be very selective, as we believe we are very well positioned to engage only on opportunities which are truly the most strategic, attractive and accretive and thus create lasting, meaningful value for shareholders.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 11:30 AM (Eastern Time) Thursday, June 15, 2023.

Webcast Link for High Tide Earnings Event: https://events.q4inc.com/attendee/233560441

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a webcast replay will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Participant Details:

Joining by Telephone:
Canada (Toll-Free):	1 833 950 0062
Canada (Local):	1 226 828 7575
United States (Local):	1 404 975 4839
United States (Toll-Free):	1 833 470 1428
Access Code:	475667

*Participants will need to enter the participant access code before being met by a live operator*

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $40 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its second fiscal quarter ended April 30, 2023, the Company has issued an aggregate of 22,000 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of less than $0.1 million.

Pursuant to an equity distribution agreement dated December 3, 2021, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of less than $0.01 million on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the second fiscal quarter ended April 30, 2023.

The Company intends to use the net proceeds of the ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives, it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated December 3, 2021 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated April 22, 2021, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated December 3, 2021 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated September 17, 2021 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 153 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future Business operations and activities and the timing thereof;  the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; the opportunity for the Company to increase margins in markets where it operates; same-store sales continuing to increase; the ability of the Company to move toward and reach its goal to capture 15% of the Canadian retail market share outside of Quebec; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate consistent free cash flow from operations and from financing activities, including by amending its loan agreement, on the timelines indicated herein; the Company's ability to create lasting, meaningful shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and Cabana ELITE loyalty programs membership continuing to increase and the effect this will have on revenue and customer loyalty; the Company having continued upward momentum in gross margins in its Canadian bricks-and-mortar business; the Company launching additional Cabana Cannabis Co. branded SKUs on the timelines outlined herein and the effect this will have on gross margins; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program or any future offering; the Company's expected use of the net proceeds from the ATM Program or any future offering; the listing of Common Shares offered in the ATM Program or any future offering; the Company's anticipation of M&A opportunities and its plan to be selective with future M&A; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

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For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 14-JUN-23